UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Critical Path Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

December 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box ☐.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 21,235,612 (1) (including shares disclaimed, see 11 below)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 21,235,612 (1) (including shares disclaimed, see 11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

            21,235,612 (1), of which Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of 9,568,464 shares beneficially owned by Hutchison Whampoa

            Limited and Cenwell Limited.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.0% (2)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CAMPINA ENTERPRISES LIMITED - Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 11,667,148 (3)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 11,667,148 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,667,148 (3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8% (2)
14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person HUTCHISON WHAMPOA LIMITED - Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,568,464 (4)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,568,464 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,464 (4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CENWELL LIMITED - Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,568,464 (4)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,568,464 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,464 (4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14.	Type of Reporting Person CO

(1)	Of these 21,235,612 shares, 11,690,960 shares are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Company”) (including accretion of dividends as of December 5, 2007), 7,776,812 shares are issuable upon conversion of 6,503,333 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Company (including accretion of dividends as of December 5, 2007), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), issuable upon exercise of Series F Warrants (including accretion of dividends as of December 5, 2007). The exercise price of Series F Warrants is $14 per share of Series F Preferred Stock.

(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 58,917,677 shares of common stock, par value $0.001 per share (the “Common Stock”), representing 37,682,065 shares of Common Stock issued and outstanding as of December 5, 2007, plus 11,690,960 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, 7,776,812 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, and 1,767,840 shares of Common Stock issuable upon conversion of shares of Series F Preferred Stock reported herein.

(3)	Of these 11,667,148 shares, 5,845,480 shares are issuable upon conversion of 436,363 shares of Series D Preferred Stock (including accretion of dividends as of December 5, 2007), 4,053,828 shares are issuable upon conversion of 3,390,000 shares of Series E Preferred Stock (including accretion of dividends as of December 5, 2007), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Preferred Stock (including accretion of dividends as of December 5, 2007).

(4)	Of these 9,568,464 shares, 5,845,480 shares are issuable upon conversion of 436,364 shares of Series D Preferred Stock (including accretion of dividends as of December 5, 2007) and 3,722,984 shares are issuable upon conversion of 3,113,333 shares of Series E Preferred Stock (including accretion of dividends as of December 5, 2007).

Item 1.	Security and Issuer.

This Amendment No. 7 amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed with the Securities and Exchange Commission (the “SEC”) by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the common stock of the Company, as subsequently amended and restated in its entirety by Amendment No. 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendments No. 2, 3, 4, 5 and 6 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004, January 3, 2005, December 20, 2006 and October 18, 2007 respectively (together, the “Prior 13D Filings”). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Prior 13D Filings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

As more fully described in Item 4 below, in connection with the Merger Agreement (as defined below), Campina Enterprises Limited (“Campina”) will fund one-half of the aggregate Merger Consideration (as defined below). Campina will fund its portion of the aggregate Merger Consideration with contributions from working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On December 5, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CP Holdco, LLC, a Delaware limited liability company (“Parent”), and CP Merger Co., a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding share of the Common Stock (other than those shares of Common Stock held by Parent and by shareholders entitled to and who properly exercise dissenters’ rights under California law) will be converted into the right to receive $0.102 in cash (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Common Stock) (the “Merger Consideration”), without interest and less any required withholding taxes. The Merger Agreement also provides that all of the outstanding warrants and options exercisable for shares of Common Stock of the Company will be cancelled at the Effective Time and holders of such options or warrants with exercise prices at or below the Merger Consideration will receive, for each share of Common Stock issuable upon exercise of such options or warrants, an amount equal to the difference between the exercise price of such options or warrants and the Merger consideration, without interest and less any required withholding taxes. A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the Merger, the Company will amend and restate its amended and restated articles of incorporation in the form of the Second Amended and Restated Articles of Incorporation attached as an exhibit to the Merger Agreement (the “Restated Articles”), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein, and, immediately after the Effective Time, consummate a recapitalization (the “Recapitalization”) consisting of (i) the exchange of all of the Company’s outstanding 13.9% promissory notes due June 30, 2008 for shares of common stock of the surviving corporation of the Merger at a price per share equal to the Merger Consideration and the cancellation of all outstanding warrants to purchase shares of Series F Redeemable Convertible Preferred Stock, pursuant to a Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders (consisting of General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partner II, L.P. and GAPCO GmbH &Co. KG), Campina and Richmond CP LLC, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein, (ii) a 70,000-to-1 reverse stock split of the Series E Preferred Stock and the cash out of all fractional shares of Series E Preferred Stock resulting from such reverse split, on an as-if-converted to Common Stock basis, at a per share price equal to the Merger Consideration and (iii) the conversion, upon the election of holders of a majority of the then outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively, of all of the then outstanding Series D Preferred Stock and Series E Preferred Stock into shares of common stock of the surviving corporation of the Merger pursuant to the terms of the Restated Articles.

Parent is owned by (i) Campina and Cenwell Limited (“Cenwell,” and together with Campina, the “CK Shareholders”), (ii) the GA Shareholders and (iii) Richmond CP LLC, an entity controlled by Peter Kellner (“Kellner”).

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Parent and Merger Sub entering into the Merger Agreement, the CK Shareholders, the GA Shareholders, certain affiliates of the CK Shareholders named therein, certain affiliates of Kellner named therein, and certain other shareholders of the Company named therein (all of the foregoing parties to the Voting Agreement collectively, the “Voting Agreement Signatories”) entered into a Voting Agreement, dated as of December 5, 2007 (the “Voting Agreement”) pursuant to which (i) the Voting Agreement Signatories agreed to vote all of their shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock in favor of approving and adopting the Merger Agreement and the transactions contemplated therein and (ii) agreed to certain restrictions on their ability to transfer any such shares or Common Stock, Series D Preferred Stock or Series E Preferred Stock or to convert any such shares of Series D Preferred Stock or Series E Preferred Stock. A copy of the Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, the CK Shareholders, certain GA Shareholders and certain other shareholders of the Company named therein (collectively, the “Contributing Shareholders”) entered into a Conversion and Contribution Agreement with Parent, dated as of December 5, 2007 (the “Conversion and Contribution Agreement”) pursuant to which (i) certain of the Contributing Shareholders agreed to convert a certain number of their shares of Series D Preferred Stock into Common Stock prior to the record date set by the Company for determining shareholders entitled to vote on the transactions contemplated by the Merger Agreement and (ii) all of the Contributing Shareholders agreed to contribute their shares of Common Stock to Parent prior to the Effective Time in exchange for units of membership interest in Parent. A copy of the Conversion and Contribution Agreement is attached as an exhibit to the Merger Agreement, attached hereto as Exhibit 99.5 and incorporated by reference herein.

The Board of Directors of the Company (excluding directors affiliated with the CK Shareholders and the GA Shareholders) approved the Merger Agreement on the unanimous recommendation of a Special Committee comprised entirely of the disinterested directors (the “Special Committee”).

The consummation of the Merger and the other transactions contemplated by the Merger Agreement are subject to a number of conditions, including, but not limited to, obtaining the approvals of the Company’s shareholders in accordance with the requirements of California law and the Company’s amended and restated articles of incorporation. The reporting persons filing this Statement on Schedule 13D anticipate that, in the event the Merger and the Recapitalization are consummated, the Common Stock would cease to be quoted in any inter-dealer quotation system of a registered national securities association and the Common Stock and the Series E Preferred Stock would be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company will cease filing reports with the Securities and Exchange Commission.

The descriptions of the Merger Agreement, the Restated Articles, the Note Exchange Agreement, the Voting Agreement and the Conversion and Contribution Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements the full text of such agreements attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto and incorporated herein by reference.

Important additional information regarding the Merger will be filed with the Securities and Exchange Commission.

Item 5.	Interest in the Securities of the Issuer.

The four paragraphs of subsection (a)—(b) of Item 5 are hereby amended and replaced in their entirety with the following paragraphs:

(a) – (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 463,363 shares of Series D Preferred Stock, convertible into 5,845,480 shares of Common Stock (including accretion of dividends as of December 5, 2007) and (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 4,053,828 shares of Common Stock (including accretion of dividends as of December 5, 2007) and (iii) 176,784 shares of Series F Preferred Stock, issuable upon exercise of Series F Warrants, which are convertible into 1,767,840 shares of Common Stock (including accretion of dividends as of December 5, 2007). Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.9% of the issued shares of Hutchison Whampoa Limited (“Hutchison”), may be deemed to share voting and dispositive power over the 9,568,464 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock beneficially owned by Hutchison and Cenwell. This aggregate beneficial ownership of 21,235,612 shares of Common Stock represents

36.0% of the Common Stock, based on a total of 58,917,677 shares of Common Stock (representing 37,682,065 shares of Common Stock issued and outstanding as of December 5, 2007, plus 11,690,960 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, including accretion of dividends as of December 5, 2007, 7,776,812 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, including accretion of dividends as of December 5, 2007, and 1,767,840 shares of Common Stock issuable upon conversion of shares of Series F Preferred Stock reported herein, including accretion of dividends as at December 5, 2007. Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock beneficially owned by Hutchison and Cenwell, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 5,845,480 shares of Common Stock (including accretion of dividends as at December 5, 2007), 3,390,000 shares of Series E Preferred Stock, convertible into 4,053,828 shares of Common Stock (including accretion of dividends as at December 5, 2007) and 176,784 shares of Series F Preferred Stock issuable upon exercise of Series F Warrants and convertible into 1,767,840 shares of Common Stock (including accretion of dividends as at December 5, 2007), representing 9.9%, 6.9% and 3.0%, respectively, of the Common Stock (please refer to footnote (2) to the cover pages hereof for the total outstanding shares). Campina has shared power over the voting and disposition of such securities.

Hutchison, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,845,480 shares of Common Stock (including accretion of dividends as at December 5, 2007), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,722,984 shares of Common Stock (including accretion of dividends as of December 5, 2007), representing 9.9% and 6.3%, respectively, of the Common Stock. Hutchison has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,845,480 shares of Common Stock (including accretion of dividends as of December 5, 2007), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,722,984 shares of Common Stock (including accretion of dividends as of December 5, 2007), representing 9.9% and 6.3%, respectively, of the Common Stock. Cenwell has shared power over the voting and disposition of such securities.

Dragonfield Limited (“Dragonfield”) is a corporation organized under the laws of the British Virgin Islands that is wholly owned by Li Tzar Kuoi, Victor, Managing Director and Deputy Chairman of Cheung Kong. Dragonfield is the beneficial owner of 666,667 shares of Series E Preferred Stock (including accretion of dividends as of December 5, 2007), convertible into 797,213 shares of Common Stock, representing 1.3% of the Common Stock. Lion Cosmos Limited (“Lion Cosmos”) is a corporation organized under the laws of the British Virgin Islands and a wholly owned subsidiary of Li Ka Shing (Overseas) Foundation (founded by Li Ka-shing, Chairman of Cheung Kong and Hutchison). Lion Cosmos is the beneficial owner of 1,776,667 shares of Series E Preferred Stock (including accretion of dividends as of December 5, 2007), convertible into 2,124,573 shares of Common Stock, representing 3.6% of the Common Stock.

As a result of the agreements described in Item 4 and item 6, Cheung Kong, Hutchison, Dragonfield and Lion Cosmos may be deemed to be a group for purposes of Section 13(d) of the Exchange Act with respect to their holdings of the Company’s Common Stock. Cheung Kong and Hutchison expressly disclaim being such a group with Dragonfield and Lion Cosmos and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that either Cheung Kong or Hutchison is the beneficial owner of any shares of equity securities owned by Dragonfield and Lion Cosmos for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the agreements described in Item 4 and Item 6, General Atlantic LLC (“General Atlantic”), the GA Shareholders, Cheung Kong and Hutchison may be deemed to be a group for purposes of Section 13(d) of the Exchange Act with respect to their holdings of the Company’s Common Stock. Cheung Kong and Hutchison expressly disclaim being such a group with General Atlantic and the GA Shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that either Cheung Kong or Hutchison is the beneficial owner of any shares of equity securities owned by General Atlantic, the GA Shareholders and/or any of their affiliates for purposes of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:	Agreement and Plan of Merger, dated as of December 5, 2007, by and among the Company, Parent and Merger Sub. (1)

Exhibit 99.2:	Form of Second Amended and Restated Articles of Incorporation of the Company. (1)

Exhibit 99.3:	Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders, Campina Enterprises Limited and Richmond CP LLC. (1)

Exhibit 99.4:	Voting Agreement, dated as of December 5, 2007, by and among Parent and the Voting Agreement Signatories. (1)

Exhibit 99.5:	Conversion and Contribution Agreement, dated as of December 5, 2007, by and among Parent and the Contributing Shareholders. (1)

(1)	Incorporated by reference into this Statement on Schedule 13D from the Current Report on Form 8-K of Critical Path Inc., filed with the SEC on December 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2007

CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

HUTCHISON WHAMPOA LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory

CENWELL LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory